Convertible Note Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Clean Energy Trust	$40,000	8%	6/22/2018	-
Doyenne Evergreen Fund	$50,000	8%	11/8/2020	-
Daniel H. Neviaser	$50,000	8%	1/15/2021	-
Ben Raboine	$30,000	8%	1/4/2021	-
Ben Raboine (2)	$60,000	8%	2/4/2021	-
Wefunder	$123,087	8%	2/3/2022	-
Wefunder	$145,189	8%	2/28/2022	-
EDWARD ALLEN KREMER	$100,000	8%	3/19/2022	-
SHREE KALLURI	$100,000	8%	3/25/2022	-
ANTHONY O'HARE	$100,000	8%	3/26/2022	-
SHREE KALLURI	$18,000	8%	4/10/2022	-
Wefunder	$41,188	8%	5/22/2022	-
Wefunder	$30,817	8%	8/7/2022	-
Wefunder	$11,385	8%	9/17/2022	-
Wefunder	$34,151	8%	9/28/2022	-
WALTER RICHARDSON ROWNTREE	$10,000	8%	12/30/2022	-

Debt Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
MWERC	$10,000	10%	5/1/2022	-
WWBIC	$50,000	9%	4/2/2022	-
MWERC	$10,000	10%	4/24/2023	-

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
11/2018	Regulation D,Rule 506(b)	Convertible Note	$50,000	General operations
11/2018	Regulation D,Rule 506(b)	Convertible Note	$50,000	General operations
12/2018	Regulation D,Rule 506(b)	Convertible Note	$30,000	General operations
1/2019	Regulation D,Rule 506(b)	Convertible Note	$60,000	General operations
2/2020	Regulation D,Rule 506(c)	Convertible Note	$18,000	General operations